UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Dated as of November 4, 2003



                                   NETIA S.A.
 -------------------------------------------------------------------------------
                (Translation of registrant's name into English)



                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND

--------------------------------------------------------------------------------
                    (Address of principal executive office)




[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE

Attached are the following items:

1. Press Release dated September 25, 2003.

2. Press Release dated September 25, 2003.

3. Press Release dated September 29, 2003.

4. Press Release dated October 8, 2003.

5. Press Release dated October 8, 2003.

6. Press Release dated October 22, 2003.

7. Press Release dated October 31, 2003.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE
---------------------


                                         Contact:   Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44(0)20-7936-0400
                                                    -or-
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    +1-212-889-4350


NETIA S.A. CONVENES EXTRAORDINARY GENERAL MEETING OF
----------------------------------------------------
SHAREHOLDERS TO APPROVE ITS INTERNAL CONSOLIDATION
--------------------------------------------------


WARSAW, Poland - September 25, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that it will hold an extraordinary general meeting of shareholders in Warsaw on October 30, 2003 at 3:00 PM CET, (the "Meeting") to approve Netia's merger with the following Netia's wholly-owned subsidiaries, in connection with the ongoing process of internal consolidation of the Netia group companies:
Netia Telekom S.A., Netia South Sp. z o.o., Netia Telekom Mazowsze S.A., Netia Telekom Warszawa S.A., Netia Telekom Modlin S.A., Netia Telekom Lublin S.A., Netia Telekom Ostrowiec S.A., Netia Telekom Swidnik S.A., Netia Telekom Torun S.A., Netia Telekom Wloclawek S.A., Netia Telekom Kalisz S.A., Netia Telekom Pila Sp. z o.o., Netia Telekom Silesia S.A., Netia Telekom Telmedia S.A., Optimus Inwest S.A., Netia Network S.A., Telekom Building Sp. z o.o., Netia 1 Sp. z o.o., and Telko Sp. z o.o.

Participating in the Meeting

Shareholders holding publicly traded bearer shares and registered shares shall have the right to participate in the Meeting, provided that, at least 7 days prior to the date of the Meeting (i.e. by October 23, 2003 at 17.00 hours Warsaw time) they deliver to Netia the depository certificates issued by the brokerage house keeping such shareholder's securities account, or by Centralny Dom Maklerski PEKAO SA.

Shareholders who own non-publicly traded bearer shares shall have the right to participate in the Meeting, provided that, their shares are deposited with Netia at least 7 days prior to the date of the Meeting, i.e. by October 23, 2003 at
17.00 hours Warsaw time.

Proxies of shareholders who are legal persons must present an up-to-date copy of an extract from an appropriate register stating who is authorized to represent such entities, and respective powers of attorney. The power of attorney authorizing a proxy to participate in the Meeting must be in writing.

The list of shareholders authorized to participate in the Meeting shall be available for inspection at Netia's offices 3 days prior to the Meeting.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its current report dated August 13, 2003 and its current report dated August 23, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                        Contact:   Anna Kuchnio (IR)
                                                   +48-22-330-2061
                                                   Jolanta Ciesielska (Media)
                                                   +48-22-330-2407
                                                   Netia
                                                   -or-
                                                   Mark Walter
                                                   Taylor Rafferty, London
                                                   +44(0)20-7936-0400
                                                   -or-
                                                   Abbas Qasim
                                                   Taylor Rafferty, New York
                                                   +1-212-889-4350

NETIA S.A. CONFIRMS FINANCIAL RESULTS RELEASE DATE
--------------------------------------------------

WARSAW, Poland - September 25, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, confirmed today that its 2003 third quarter results will be released after the close of the Warsaw Stock Exchange on Wednesday, November 5, 2003.

On Thursday, November 6, 2003, President of the Management Board and CEO, Wojciech Madalski, and Chief Financial Officer, Zbigniew Lapinski, will host a conference call at 5:00 PM (CET) / 4:00 PM (UK) / 11:00 AM (Eastern) to review the results. The conference call will be available for replay purposes as well. Netia followers will receive invitations to participate in this conference call.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its current report dated August 13, 2003 and its current report dated August 23, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                         Contact:   Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44(0)20-7936-0400
                                                    -or-
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    +1-212-889-4350

TERMINATION OF THE DEPOSIT AGREEMENT UNDER NETIA'S ADR FACILITY
---------------------------------------------------------------

WARSAW, Poland - September 29, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that the Deposit Agreement, dated August 3, 1999 (as subsequently amended, the "Deposit Agreement"), between Netia, The Bank of New York (the "Depositary") and the owners and beneficial owners of the American Depositary Receipts ("ADRs") issued thereunder, terminated today in accordance with the terms of the Deposit Agreement and pursuant to the termination notice distributed by the Depositary to holders of Netia's ADRs earlier this year.

As a result of termination of the Deposit Agreement, the Depositary has lost the right to make the distribution of dividends and other distributions to holders of Netia's ADRs and will not provide any further notices or perform any further acts under the Deposit Agreement. The Depositary will continue to collect from Netia the dividends and other distributions pertaining to deposited shares and will continue to deliver the deposited shares, together with any dividends and other distributions pertaining to deposited shares, in exchange for the ADRs surrendered to the Depositary.

Holders of Netia's ADRs will be able to submit their ADRs to the Depositary in order to exchange such ADRs for deposited shares until Friday, March 26, 2004. Commencing Monday, March 29, 2004, the Depositary may sell all remaining deposited shares on the Warsaw Stock Exchange and hold the net proceeds of such sales for the benefit of ADR holders.

The Depositary will distribute the net proceeds of any such sales to ADR holders who did not submit their ADRs to the Depositary for exchange. Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its current report dated August 13, 2003 and its current report dated August 23, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                          Contact:   Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44(0)20-7936-0400
                                                     -or-
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     +1-212-889-4350


SERIES A AND B SHARES OF NETIA S.A. ADMITTED TO TRADING ON
----------------------------------------------------------
THE WARSAW STOCK EXCHANGE
-------------------------

WARSAW, Poland - October 8, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that pursuant to a resolution of the Management Board of the Warsaw Stock Exchange ("WSE"), dated October 7, 2003, 3,731,340 series A and B ordinary bearer shares (the "Shares") of Netia were admitted to trading on WSE. The Shares were registered shares until their conversion into bearer shares pursuant to the shareholder's request. The Shares will commence trading on WSE on October 15, 2003, provided that, on the same day the Polish National Depository for Securities S.A. will assimilate the Shares with the remaining Netia's shares identified by a code "PLNETIA00014"

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its current report dated August 13, 2003, its current report dated September 23, 2003 and its current report dated October 1, 2003 Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                          Contact:   Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44(0)20-7936-0400
                                                     -or-
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     +1-212-889-4350

NETIA'S SHARE CAPITAL AS OF OCTOBER 1, 2003
-------------------------------------------

WARSAW, Poland - October 8, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services today announced its share capital has increased in connection with the exercise of certain warrants issued by Netia.

I.         SHARE CAPITAL.

As of October 1, 2003, Netia's issued and outstanding share capital was PLN 344,382,304 and represented 344,382,304 shares, PLN 1 par value per share, each share giving right to one vote at Netia's general meeting of shareholders. A motion for the registration of the share capital increase by the Polish court was filed on October 7, 2003.

II.        WARRANTS ISSUED.

As of October 1, 2003, Netia issued 337,092 series J shares pursuant to the exercise of 212,656 two-year subscription warrants and 124,436 three-year subscription warrants by their holders at an issue price of PLN 2.53 per share. Each series J share entitles its holder to one vote at Netia's general meeting of shareholders. Netia's series J shares are publicly traded on the Warsaw Stock Exchange ("WSE") under the same code as all other ordinary shares of Netia i.e. PLNETIA00014.

The subscription warrants were exercised in accordance with Netia's Polish prospectus, dated April 17, 2002, as amended.

III.       OUTSTANDING WARRANTS.

As of October 2, 2003, the following warrants were traded on WSE:

(a) 32,211,565 two-year subscription warrants were traded on WSE under the ticker "NETPPO2, entitling their holders to subscribe for Netia's series J shares by April 29, 2005; and

(b) 32,299,785 three-year subscription warrants were traded on WSE under the ticker "NETPPO3, entitling their holders to subscribe for Netia's series J shares by April 29, 2006.

IV.      UPDATED INFORMATION ON NETIA'S SHARE CAPITAL.

Current information on Netia's share capital increases is constantly updated and made available at the Polish National Depositary for Securities and WSE as well as on Netia's website (www.investor.netia.pl). The share capital as currently registered by the Polish court reflects the status as of September 1, 2003, and will be amended following the consideration of a motion for the share capital increase filed with the court on October 7, 2003. Share capital increases in connection with the exercise of Netia's outstanding warrants will be announced both in Poland and in the U.S. in the form of a press release once a month by the 8th day of each month, and, in addition, each time in the event of an exercise of warrants constituting 5% or more of all warrants issued by Netia.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its current report dated August 13, 2003 and its current report dated August 23, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                           Contact: Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44(0)20-7936-0400
                                                    -or-
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    +1-212-889-4350

NETIA ANNOUNCES PROPOSED RESOLUTION FOR THE EXTRAORDINARY GENERAL MEETING OF
----------------------------------------------------------------------------
SHAREHOLDERS ON OCTOBER 30, 2003
--------------------------------

WARSAW, Poland - October 22, 2003 - Netia S.A. ("Netia" or the "Company") (WSE:
NET), Poland's largest alternative provider of fixed-line telecommunications services today announced the proposed resolution to be presented for the shareholders' vote at the Netia's Extraordinary General Meeting of Shareholders on October 30, 2003.

The proposed resolution includes an approval of Netia's merger with the following Netia's wholly-owned subsidiaries, in connection with the ongoing process of internal consolidation of the Netia group companies: Netia Telekom S.A., Netia South Sp. z o.o., Netia Telekom Mazowsze S.A., Netia Telekom Warszawa S.A., Netia Telekom Modlin S.A., Netia Telekom Lublin S.A., Netia Telekom Ostrowiec S.A., Netia Telekom Swidnik S.A., Netia Telekom Torun S.A., Netia Telekom Wloclawek S.A., Netia Telekom Kalisz S.A., Netia Telekom Pila Sp. z o.o., Netia Telekom Silesia S.A., Netia Telekom Telmedia S.A., Optimus Inwest S.A., Netia Network S.A., Telekom Building Sp. z o.o., Netia 1 Sp. z o.o., and Telko Sp. z o.o.

The full text of the proposed resolution along with the terms of the merger announced on July 22, 2003 and the rationale for the merger announced on September 15, 2003, are available at Netia's website at www.investor.netia.pl.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its current report dated August 13, 2003, its current report dated September 23, 2003 and its current report dated October 1, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                          Contact:   Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44(0)20-7936-0400
                                                     -or-
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     +1-212-889-4350


NETIA'S SHAREHOLDERS APPROVE ITS INTERNAL CONSOLIDATION
-------------------------------------------------------

WARSAW, Poland - October 31, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that the extraordinary general meeting of shareholders held on October 30, 2003 adopted the resolution on approving Netia's merger with the following Netia's wholly-owned subsidiaries, in connection with the ongoing process of internal consolidation of the Netia group companies: Netia Telekom S.A., Netia South Sp. z o.o., Netia Telekom Mazowsze S.A., Netia Telekom Warszawa S.A., Netia Telekom Modlin S.A., Netia Telekom Lublin S.A., Netia Telekom Ostrowiec S.A., Netia Telekom Swidnik S.A., Netia Telekom Torun S.A., Netia Telekom Wloclawek S.A., Netia Telekom Kalisz S.A., Netia Telekom Pila Sp. z o.o., Netia Telekom Silesia S.A., Netia Telekom Telmedia S.A., Optimus Inwest S.A., Netia Network S.A., Telekom Building Sp. z o.o., Netia 1 Sp. z o.o., and Telko Sp. z o.o.

The resolution was adopted by the majority of 99.8% of votes cast at the shareholders' meeting. Two of the minority shareholders formally objected to the resolution. The full text of the adopted resolution is available at Netia's website at www.investor.netia.pl.

In addition, Netia made publicly available the information which was given to one of Netia's shareholders during the extraordinary general meeting of shareholders held yesterday in response to such shareholder's questions asked at the ordinary general meetings of shareholders held on March 27 and April 4, 2002.

The full text of the questions and responses is available at Netia's website at www.investor.netia.pl.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its current report dated August 13, 2003, its current report dated September 23, 2003 and its current report dated October 1, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Date:  November 4, 2003



                                            NETIA S.A.



                                            By: /s/ WOJCIECH MADALSKI
                                                --------------------------------
                                            Name: Wojciech Madalski
                                            Title: President of the Company




                                            By: /s/ ZBIGNIEW LAPINSKI
                                                 -------------------------------
                                            Name: Zbigniew Lapinski
                                            Title: Chief Financial Officer